Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

VIA EDGAR

May 1, 2009

Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc., (the “Company”)
Forms 10-K for the fiscal year ended December 31, 2007 and 2008
Filed April 2, 2008 and March 16, 2009, respectively
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Failed April 30, 2008
File No. 1-33691

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 2, 2009 (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the response immediately follows.

Form 10-K for the fiscal year ended December 31, 2007

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

1.
We note your response to our prior comment 8 where you indicate that the Company believes that the PCS renewal rates are “substantive and commensurate with the services provided.” You also indicate that because your products are scalable at an exponential rate, PCS will vary depending upon the size of the customer.  Please tell us what range of rates you offer for PCS renewals and tell us what the Company considers to be your normal pricing practice.  Also, please tell us how you account for contracts, if any that are priced outside of your normal pricing practice.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company advises the Staff that its normal pricing practice is to charge customers for PCS based on a flat percentage of the total purchase price of bundled hardware and software arrangements. The Company has three options for PCS - silver, gold and platinum, which are included in the approved Company price list.  The rates charged by the Company for silver, gold and platinum PCS coverage are 15%, 18%, and 20%, respectively.  Additionally, renewals of annual PCS are offered to customers at these same rates. The individual customers elect which PCS option suits their individual needs.

When a sale is priced outside of the Company’s normal pricing practice, management reviews the allocation of revenue between the combined hardware and software and the PCS on the individual contract to ensure that revenue is being recognized according to SOP 97-2. We note that in some circumstances the price presented to the customer on the sales invoice for PCS, hardware and software may be different than the amount of revenue recognized for hardware and software or deferred for the PCS component, which is 15%, 18% or 20% depending on which PCS option the customer has elected to purchase.  Thus, the revenue for multiple element contracts is allocated to the undelivered elements, specifically so that PCS revenue is properly deferred and ratably recognized over the service contract period and is within the Company’s normal pricing range.

Note 3. Merger with Netintact, page F-18

2.
We note your response to our prior comment 10 and the revisions to the December 31, 2007 Form 10-K/A where you removed the reference to the independent third-party valuation specialist. We further note your response to comment 11 in your letter dated September 29, 2008, which indicates that the Company did not exclusively rely on such valuation and made independent determinations of fair value based on various factors.  However, this is not clear from the disclosures in your December 31, 2008 Form 10-K where you state that the “(t)he independent third party valuation allocated the total fair value of common stock for the two acquisitions.”Pursuant to Question 141.02 of the Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, if a registrant determines to make a reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the registrant.  If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement.  Please tell us how you intend to comply with this guidance.

In response to the Staff’s comment, the Company advises the Staff that the Company’s management was responsible for allocating the total fair value of common stock for the two acquisitions.  The Company’s management engaged an independent third party valuation firm to provide management with a report in order to assist management in its analysis.  However, in conducting its assessment as to the fair value of the common stock, management did not rely exclusively on the report of the third party valuation firm.  In order to comply with the requirements of Securities Act Rule 436, the Company advises the Staff that it will remove all references to the independent third-party valuation specialist in future filings.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and procedures, page F-35

3.
We note your statement that “(i)n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to provide our judgment in evaluating the cost-benefit relationship of possible controls and procedures.”  Please revise to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports Over Internal Control of Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The Company advises the Staff’s that in future Exchange Act filings, the Company will revise its disclosure to clearly state, if true, that the Company’s principal financial officer has concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

The Company further advises the Staff that in future filings it will remove the following reference, “in designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to provide our judgment in evaluating the cost-benefit relationship of possible controls and procedures.”

4.
We also note that your Chief Executive Officer and Chief Financial Officer concluded that the Company’s controls and procedures are “effective in timely alerting them to material information required to be disclosed by us in the reports that we filed with the SEC.”  Your statement where you conclude on the effectiveness of the Company’s disclosure controls and procedures do not provide the entire definition of disclosure controls and procedures.  Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions to regarding required disclosure.  In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition.  Alternatively, you may conclude that your disclosure controls were effective or ineffective without providing any part of the definition of disclosure controls and procedures.  We refer you to Exchange Act Rule 13a-15(e).  Please apply this comment to your future filings.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

In future filings, if true at the time of such filing, the Company will revise the statement regarding its disclosure controls and procedures so as to include the entire definition of disclosure controls and procedures, as follows:

“As required by Rule 13a-15(b) and 15d-15(e), under the Securities Exchange Act of 1934, as amended, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of the end of the period covered by this Report, in ensuring that material information relating to us, including our consolidated subsidiaries, required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

*******

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

Please contact me at (408) 890-7046 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ John D. Higginbotham, Jr.
Corporate Controller and Principal Accounting Officer

cc: James F. Brear, Procera Networks, Inc.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com